FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: December 19, 2014

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 46728, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces acquisition of German supermarkets portfolio”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: December 19, 2014

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES ACQUISITION OF
GERMAN SUPERMARKETS PORTFOLIO

HERZLIYA, Israel, December 19, 2014 – Optibase Ltd. (NASDAQ: OBAS) (the “Company” or “Optibase”) today announced that its wholly owned European subsidiary  (the "Purchaser"), entered into a Purchase Agreement with an unrelated third party to acquire a retail portfolio of twenty-seven (27) supermarkets in Bavaria, Germany (the "Transaction Portfolio"). The purchase price to be paid by the Purchaser in to acquire the Transaction Portfolio is approximately twenty-nine million seven hundred and fifty thousand Euros (EUR 29,750,000).  In addition to the Purchase Price, the Purchaser will incur acquisition costs, including real estate transfer taxes of approximately two million four hundred thousand Euros (EUR 2,400,000).

The acquisition of 17 of the properties in the Transaction Portfolio is subject to (i) the waiver of a right of first refusal by the main tenant and (ii) the waiver by the local municipalities of their right of first of refusal on each of the properties.  If the main tenant or the local municipalities exercises their right of first refusal on any of the properties in the Transaction Portfolio, those designated properties will be excluded from the acquisition and an adjustment will be made to the purchase price

The Purchaser intends to finance the purchase price for the Transaction Portfolio with a senior mortgage lender.  The closing of the Transaction is expected to occur on or before the end of the first quarter of 2015.

Amir Philips, the CEO of Optibase commented "This is Optibase's first acquisition in Germany and we are very excited to enter this robust real estate market. This acquisition will further diversify our investment and holding portfolio and will allow us to set foot in what is considered by many the biggest and strongest real estate markets in Europe. Furthermore, we continue to look for more opportunities to expand our real estate portfolio in Europe and the United States."

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.